PENINSULA RESOURCES LTD.

2110–1177 West Hastings Street Vancouver BC V6E 2K3 Phone:  (604) 688-5007 Fax:  (604) 909-4682

Trading Symbol: PNU.H

N E W S    R E L E A S E

April 21, 2010

The Company wishes to announce that it has completed a private placement of 5,000,000 units at a price of $0.10 per Unit and has received the sum of $500,000.00 as net proceeds of the private placement.

Each Unit is comprised of one Common Share and one Share Purchase Warrant which entitles the holder to purchase an additional Common Share of the Company for $0.125 up to the close of business in Vancouver, British Columbia on April 21, 2011. The shares forming part of the Units or which may be exercised upon exercise of the warrants forming part of the units will be subject to a hold period expiring on August 22,

2010.

                            The net proceeds of the private placement will be used for general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

“Charles E. Ross”

Charles E. Ross, CFO

                                The TSX Venture Exchange has neither approved nor disapproved the contents hereof.